SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 27, 2002

Fresh Del Monte Produce Inc.
(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
Cayman Islands
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒         Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

    Yes   ☐    No   ☒

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	September 27,	December 28,
	2002	2001

	Unaudited
Assets
Current assets:
Cash and cash equivalents	$18.3	$13.0
Trade accounts receivable, net of allowance of $13.6 and $13.9, respectively	166.0	141.2
Advances to growers and other receivables, net of allowance of $15.5 and $13.5, respectively	30.9	39.7
Inventories	183.7	178.5
Prepaid expenses and other current assets	10.9	9.5

Total current assets	409.8	381.9

Investments in unconsolidated companies	42.8	42.9
Property, plant and equipment, net	700.2	658.1
Other noncurrent assets	24.5	37.0
Goodwill	71.0	77.0

Total assets	$1,248.3	$1,196.9

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in millions, except share data)

	September 27,	December 28,
	2002	2001

	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Notes payable to banks	$—	$1.2
Accounts payable and accrued expenses	225.1	186.2
Current portion of long-term debt and capital lease obligations	51.0	49.9
Income taxes payable	20.3	12.7

Total current liabilities	296.4	250.0

Long-term debt	83.3	267.4
Capital lease obligations	18.2	14.8
Retirement benefits	57.2	53.2
Other noncurrent liabilities	47.9	41.0
Deferred income taxes	7.5	7.7

Total liabilities	510.5	634.1

Minority interest	9.0	12.3
Commitments and contingencies
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 56,110,712 and 54,091,650 shares issued and outstanding, respectively	0.6	0.5
Paid-in capital	353.4	329.7
Retained earnings	388.2	236.4
Accumulated other comprehensive loss	(13.4)	(16.1)

Total shareholders’ equity	728.8	550.5

Total liabilities and shareholders’ equity	$1,248.3	$1,196.9

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Unaudited
(U.S. dollars in millions, except share data)

	Quarter ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

Net sales	$498.5	$430.7	$1,603.1	$1,506.0
Cost of products sold	430.6	366.1	1,331.6	1,274.7

Gross profit	67.9	64.6	271.5	231.3
Selling, general and administrative expenses	24.8	19.0	73.7	64.2
Amortization of goodwill	—	0.9	—	2.6
Provision for Kunia Well Site	7.0	15.0	7.0	15.0
Asset impairment charges	—	7.2	10.2	7.2

Operating income	36.1	22.5	180.6	142.3
Interest expense	3.5	6.7	12.4	26.9
Interest income	0.5	0.8	1.2	1.6
Other income (loss), net	3.4	(0.8)	9.0	(7.0)

Income before provision for income taxes and cumulative effect of change in accounting principle	36.5	15.8	178.4	110.0
Provision for income taxes	4.0	7.5	12.3	19.1

Income before cumulative effect of change in accounting principle	32.5	8.3	166.1	90.9
Cumulative effect of change in accounting principle	—	—	(6.1)	—

Net income	$32.5	$8.3	$160.0	$90.9

Net income per share — Basic:
Income before cumulative effect of change in accounting principle	$0.58	$0.15	$3.01	$1.69
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Basic	$0.58	$0.15	$2.90	$1.69

Net income per share — Diluted:
Income before cumulative effect of change in accounting principle	$0.57	$0.15	$2.95	$1.68
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Diluted	$0.57	$0.15	$2.84	$1.68

Dividends declared per ordinary share	$0.05	$—	$0.15	$—

Weighted average number of ordinary shares outstanding:
Basic	56,060,613	53,872,204	55,204,999	53,800,529
Diluted	57,150,918	54,840,901	56,321,974	54,218,007

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(U.S. dollars in millions)

	Nine months ended

	September 27,	September 28,
	2002	2001

Operating activities:
Net income	$160.0	$90.9
Adjustments to reconcile net income to cash provided by operating activities:
Goodwill amortization	—	2.6
Depreciation and amortization other than goodwill	45.6	43.9
Provision for Kunia Well Site	7.0	15.0
Asset impairment charge	10.2	7.2
Cumulative change in accounting principle	6.1	—
Equity in earnings of unconsolidated companies, net of dividends	1.5	(1.3)
Deferred income taxes	(0.1)	8.1
Other, net	(2.8)	3.6
Changes in operating assets and liabilities:
Receivables	(16.7)	20.4
Inventories	(5.1)	0.5
Accounts payable and accrued expenses	45.9	16.0
Prepaid expenses and other current assets	(1.5)	(4.8)
Other noncurrent assets and liabilities	7.2	6.0

Net cash provided by operating activities	257.3	208.1

Investing activities:
Capital expenditures	(46.2)	(45.2)
Proceeds from sale of assets	5.5	0.8
Purchase of subsidiaries, net of cash acquired	(37.2)	(13.8)
Other investing activities, net	0.2	0.8

Net cash used in investing activities	$(77.7)	$(57.4)

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Unaudited
(U.S. dollars in millions)

	Nine months ended

	September 27,	September 28,
	2002	2001

Financing activities:
Proceeds from long-term debt	$264.8	$171.0
Payments on long-term debt	(455.0)	(315.3)
Proceeds from short-term borrowings	—	2.2
Payments on short-term borrowings	(3.5)	(3.6)
Proceeds from stock options exercised	23.9	1.6
Payment of cash dividends	(8.3)	—
Other, net	3.1	(3.8)

Net cash used in financing activities	(175.0)	(147.9)

Effect of exchange rate changes on cash and cash equivalents	0.7	0.4

Cash and cash equivalents:
Net change	5.3	3.2
Beginning balance	13.0	10.6

Ending balance	$18.3	$13.8

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$10.9	$25.8

Cash paid for income taxes	$4.4	$2.7

Supplemental non-cash activities:
Capital lease obligations for new assets	$11.9	$4.3

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

1. General

Fresh Del Monte Produce Inc. (Fresh Del Monte) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 50.43% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.75% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of September 27, 2002 and their operating results and cash flows for the period then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2002 year. Certain amounts from 2001 have been reclassified to conform to the 2002 presentation.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 28, 2001.

2. U.K. Fresh-Cut Acquisition

On June 26, 2002, Fresh Del Monte acquired certain assets of U.K.-based Fisher Foods Limited’s chilled division (U.K. Fresh-Cut) from administrative receivers. The acquisition includes three facilities dedicated to chilled fresh-cut fruit, bagged and dressed salads and fresh-cut vegetables and accelerates Fresh Del Monte’s growth in the fresh-cut category. The total consideration paid in connection with the U.K. Fresh-Cut acquisition was approximately $37.2 million in cash. The assets acquired consisted primarily of property, plant and equipment. The acquisition has been accounted for as a purchase under SFAS 141, Business Combinations, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. Effective June 28, 2002, the operating results of the U.K. Fresh-Cut operations were consolidated with the operating results of Fresh Del Monte. The purchase price allocation is preliminary and is pending the fair valuation of certain assets and liabilities.

The following unaudited pro forma information presents a summary of 2002 and 2001 consolidated results of operations of Fresh Del Monte as if the U.K. Fresh-Cut acquisition had occurred as of December 30, 2000.

	Quarter ended	Nine months ended

	September 28,	September 27,	September 28,
	2001	2002	2001

Net sales	$459.6	$1,657.3	$1,590.5
Income before cumulative effect of change in accounting principle	$10.6	$166.7	$96.0
Net income	$10.6	$160.6	$96.0
Net income per ordinary share — diluted	$0.19	$2.85	$1.77
Number of ordinary shares used in computation	54,840,901	56,321,974	54,218,007

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

2. U.K. Fresh-Cut Acquisition (continued)

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what our actual results of operations would have been had the acquisition occurred on December 30, 2000 and may not be indicative of future results of operations.

3. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	September 27,	December 28,
	2002	2001

Fresh produce, principally in transit	$42.5	$44.1
Raw materials and packaging supplies	70.6	70.0
Growing crops	70.6	64.4

	$183.7	$178.5

4. Impairment of Long-Lived Assets

Effective December 29, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144). SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (SFAS No. 121) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. Consistent with SFAS No. 121, SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa and South America related to the other fresh produce segment, a charge of $10.2 million for impairment of long-lived assets was recorded for the first nine months of 2002. The fair value of these assets was determined based on discounted cash flows or appraisals from third parties.

5. Comprehensive Income

Fresh Del Monte had comprehensive income of $36.8 million and $4.8 million for the quarter ended September 27, 2002 and September 28, 2001, respectively. For the nine months ended September 27, 2002 and September 28, 2001, comprehensive income was $162.7 million and $86.2 million, respectively. Comprehensive income for all periods presented consisted of net income, unrealized foreign currency translation gains and losses and net unrealized gains and losses on derivatives.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (DBCP) during the period 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million with counsel representing approximately 25,000 individuals. Of the six principal defendants in these DBCP cases, Dow Chemical Company, Shell Oil Company, Occidental Chemical Corporation and Chiquita Brands, Inc. have also settled these claims. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who allege employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement, the majority of which has been recovered from insurance carriers. The remaining claimants did not accept the settlement proceeds and approximately $268,000 was returned to Fresh Del Monte’s subsidiaries.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (Association) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. To date only 300 of the more than 34,000 members have come forward to be tested. The court in the Philippines may set a date as early as the fourth quarter of 2002 for the trial to start. Discovery and medical testing of Association members can continue during the trial.

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type actions in those countries. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On May 31, 2001, the Hawaiian plaintiffs’ appeal of the dismissal was granted, thereby remanding the action to the Hawaiian State court. A petition for an appeal to the United States Supreme Court was filed on October 9, 2001, which was granted on June 28, 2002. The appeal will be argued before the United States Supreme Court in January 2003.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana asserting claims similar to those arising in the Texas cases due from the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the court denied that motion and the defendants have filed a motion requesting immediate review by the Court of Appeals which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens.

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. Fresh Del Monte’s subsidiary has been given an indefinite extension of time to respond to the complaints. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiary.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary has answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The depositions of the initial set of 36 plaintiffs are substantially completed and the trial is scheduled to commence on November 3, 2003.

On or about October 20, 1997, one of Fresh Del Monte’s subsidiaries and Nordeste Investimentos e Participacoes S.A. (Nordeste), Fresh Del Monte’s subsidiary partner in two joint venture companies, Interfruit Brasil S.A. (IBSA) and International Produce Trading Ltd. (IPTL), agreed to submit to

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste’s Counterclaim, Fresh Del Monte’s subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Fresh Del Monte’s subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that Fresh Del Monte’s subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring Fresh Del Monte’s subsidiary to pay $2 million to Nordeste and that Nordeste and Fresh Del Monte’s subsidiary exchange the 50% ownership they each have in the two joint venture companies (IPTL and IBSA, respectively). Fresh Del Monte accrued for the $2 million award. The May 10, 2000 award directed Fresh Del Monte’s subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (Bandebras) which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (DMFPB) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require Fresh Del Monte’s subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Fresh Del Monte’s subsidiary tendered payment of the $2 million and proposed to have a closing to effect the transfer of the shares of the two companies. Nordeste declined Fresh Del Monte’s subsidiary’s tender.

On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil enjoining Fresh Del Monte’s subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB’s business pending the resolution of Nordeste’s action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary injunction. On August 21, 2001, the Reporting Judge denied DMFPB’s specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion to transfer venue. On October 1, 2002, the court granted DMFPB’s motion to transfer venue to Fortaleza, Brazil. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB’s principal appeal.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

On April 7, 2001, three of Fresh Del Monte’s U.S. subsidiaries were served with a complaint filed by Maui Pineapple Company, Ltd. and Maui Land & Pineapple Company, Inc. (Maui Pineapple) in the Circuit Court of the 2nd Circuit, State of Hawaii, which was amended on May 10, 2001. The amended complaint seeks damages in excess of $1,000,000 for claims involving of breach of contract, breach of implied covenant of good faith and fair dealing, fraud/intentional misrepresentation, unjust enrichment, interference with a prospective business advantage, monopolistic trade practices, promissory estoppel, declaratory relief, injunctive relief, attorneys’ fees, pre and post judgment interest and punitive damages.

Fresh Del Monte’s U.S. subsidiaries filed motions to dismiss for lack of subject matter jurisdiction, forum non conveniens or, in the alternative, for a stay pending disposition of a related federal action which were denied. Accordingly, Fresh Del Monte’s U.S. subsidiaries answered the amended complaint denying Maui Pineapple’s alleged claims.

The parties have exchanged document discovery and several depositions have been taken. The trial is scheduled to commence in June 2003.

On April 12, 2001, Maui Pineapple filed a complaint against Fresh Del Monte and three of its U.S. subsidiaries in the United States District Court for the Northern District of California for damages and injunctive relief for trademark infringement of Maui Pineapple’s Hawaiian Gold trademark, trademark dilution, Lanham Act (false advertising and false description), unfair competition, and unjust enrichment. The complaint seeks injunctive and declaratory relief, compensatory and treble damages, restitution, and, interest costs and attorneys’ fees.

Two of Fresh Del Monte’s U.S. subsidiaries filed an answer and affirmative defenses and one of Fresh Del Monte’s U.S. subsidiary filed a counterclaim for willful infringement of US Patent No. 8,863. Maui Pineapple answered the counterclaim and counterclaimed for declaratory judgment seeking a declaration that the patent is invalid and not infringed. Maui Pineapple also filed counts in its counterclaim against two of Fresh Del Monte’s U.S. subsidiaries for conspiracy to monopolize, attempt to monopolize, monopolization, restraint of trade under Clayton Act Sec. 3, Lanham Act unfair competition, statutory unfair competition (California Unfair Practices Act), and interference with a prospective economic advantage. Fresh Del Monte’s U.S. subsidiaries answered Maui Pineapple’s counterclaim, denying the alleged violations.

Fresh Del Monte and one of its U.S. subsidiaries filed a motion to dismiss for lack of personal jurisdiction. In September 2001, the Court granted the motion in part by dismissing Fresh Del Monte while denying it in part by declining to dismiss Fresh Del Monte’s U.S. subsidiary, which then answered the complaint. The Court also granted Maui Pineapple’s motion to bifurcate the patent counterclaim from the trademark claims. Accordingly, the trademark claims and patent claims are proceeding on separate, but parallel, tracks.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

Discovery in the trademark infringement action is close to completion. Three of Fresh Del Monte’s U.S. subsidiaries have moved for summary judgment. The hearing on the motion will take place in early November 2002. Mediation is scheduled for November 20, 2002. Trial is scheduled to commence on November 25, 2002.

The patent action is proceeding more slowly. The parties have exchanged initial sets of documents, but depositions have not yet been taken. The trial of the patent case is expected to be set for sometime in 2003.

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals have been recorded as of September 27, 2002, except for the previously noted accrual related to the Nordeste action.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (Kunia Well Site). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (EPA) identified the Kunia Well Site for potential listing on the National Priorities List (NPL) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (Order) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 for review by the EPA. The EPA approved the remedial investigation report in February 1999. A final draft feasibility study was submitted for EPA review in December 1999 (and is updated from time to time), and it is expected that the feasibility study will be finalized by the fourth quarter of 2002.

The estimated remediation costs associated with this matter range from $5.4 million to $26.1 million, based on an updated draft of the final feasibility study submitted in December 2001. Certain portions of these estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $6.9 million and $31.4 million. As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site of $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site. Accordingly, an accrual of $26.1 million is included in other noncurrent liabilities in the accompanying balance sheet at September 27, 2002.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

6. Contingencies (continued)

In August of 2002, Fresh Del Monte’s subsidiary received information that additional spills of certain chemicals and DBCP may have occurred at the plantation during the 1950s and 1960s. Fresh Del Monte’s subsidiary reported this information to the EPA and submitted a plan to the EPA to investigate for potential contamination. The sampling plan was performed in October 2002; however, the results have not been received. The investigation of the potential spills could require the reopening of the remedial investigation and could delay the approval of the final draft of the feasibility study.

In addition to the foregoing, Fresh Del Monte’s subsidiaries are involved, from time to time, in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte’s financial position or operating results.

7. Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share data):

	Quarter ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

Numerator:
Income before cumulative effect of change in accounting principle	$32.5	$8.3	$166.1	$90.9
Cumulative effect of change in accounting principle	—	—	(6.1)	—

Net income	$32.5	$8.3	$160.0	$90.9

Denominator:
Denominator for basic earnings per share — weighted average number of ordinary shares outstanding	56,060,613	53,872,204	55,204,999	53,800,529
Effect of dilutive securities:
Employee stock options	1,090,305	968,697	1,116,975	417,478

Denominator for diluted earnings per share	57,150,918	54,840,901	56,321,974	54,218,007

Net income per share — Basic:
Income before cumulative effect of change in accounting principle	$0.58	$0.15	$3.01	$1.69
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Basic	$0.58	$0.15	$2.90	$1.69

Net income per share — Diluted:
Income before cumulative effect of change in accounting principle	$0.57	$0.15	$2.95	$1.68
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Net income per share — Diluted	$0.57	$0.15	$2.84	$1.68

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

8. Business Segment Data

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

	Quarter ended				Nine months ended

	September 27, 2002		September 28, 2001		September 27, 2002		September 28, 2001

	Net sales	Gross profit	Net sales	Gross profit	Net sales	Gross profit	Net sales	Gross profit

Bananas	$235.2	$10.7	$216.8	$20.2	$730.2	$71.8	$696.6	$62.5
Other fresh produce	239.7	56.4	190.0	44.1	795.7	193.7	731.6	165.6
Non-produce	23.6	0.8	23.9	0.3	77.2	6.0	77.8	3.2

Total	$498.5	$67.9	$430.7	$64.6	$1,603.1	$271.5	$1,506.0	$231.3

9. Provision for Income Taxes

Provision for income taxes decreased from $7.5 million in the third quarter of 2001 to $4.0 million in the third quarter of 2002 and from $19.1 million in the first nine months of 2001 to $12.3 million in the first nine months of 2002 due primarily to provisions recorded in 2001 for ongoing audits in various jurisdictions.

The Company’s effective tax rate differs from the US statutory federal income tax rate primarily due to the fact that the Company is a non-US corporation and the average effective tax rate in foreign jurisdictions relating to non-US operations is lower than the US statutory rate.

10. Goodwill and Other Intangible Assets

Effective December 29, 2001, Fresh Del Monte adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if indicators arise. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. As prescribed by SFAS No. 142, Fresh Del Monte completed the transitional goodwill impairment test by the second quarter of 2002. This review resulted in a non-cash impairment charge of $6.1 million for goodwill related to the other fresh produce reporting segment. This non-cash charge is accounted for as a cumulative effect of a change in accounting principle for the nine months ended September 27, 2002.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

10. Goodwill and Other Intangible Assets (continued)

The following pro forma information presents the consolidated results of operations of Fresh Del Monte as if the adoption of SFAS No. 142 had occurred on December 30, 2000 (U.S dollars in millions, except share data):

	Quarter ended		Nine months ended

	September 27,	September 28,	September 27,	September 28,
	2002	2001	2002	2001

Reported net income before cumulative effect of change in accounting principle	$32.5	$8.3	$166.1	$90.9
Goodwill amortization	—	0.9	—	2.6
Cumulative effect of change in accounting principle	—	—	(6.1)	—

Adjusted net income	$32.5	$9.2	$160.0	$93.5

Basic earnings per share:
Reported net income	$0.58	$0.15	$3.01	$1.69
Goodwill amortization	—	0.02	—	0.05
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Adjusted net income	$0.58	$0.17	$2.90	$1.74

Diluted earnings per share:
Reported net income	$0.57	$0.15	$2.95	$1.68
Goodwill amortization	—	0.02	—	0.05
Cumulative effect of change in accounting principle	—	—	(0.11)	—

Adjusted net income	$0.57	$0.17	$2.84	$1.73

Number of ordinary shares used in computation
Basic	56,060,613	53,872,204	55,204,999	53,800,529
Diluted	57,150,918	54,840,901	56,321,974	54,218,007

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

10. Goodwill and Other Intangible Assets (continued)

The following table reflects the changes in the carrying amount of goodwill by operating segment for the nine months ended September 28, 2002 (U.S. dollars in millions):

	Balance			Balance
	December 28,	Impairment	Foreign Exchange and	September 27,
	2001	Charge	Other	2002

Bananas	$34.4	$—	$—	$34.4
Other fresh produce	42.1	(6.1)	—	36.0
Non-produce	0.5	—	0.1	0.6

Total	$77.0	$(6.1)	$0.1	$71.0

11. Subsequent Event

On September 30, 2002, Fresh Del Monte entered into a sale and purchase agreement to sell its 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (Interfrucht), a Northern European distributor of fresh fruit and other produce for a sale price of $30 million with an ownership transfer date of December 31, 2002. The transaction is subject to necessary approval by anti-trust regulators in three European countries and if such approvals are obtained, the transaction is expected to close on November 29, 2002. In conjunction with this agreement, Fresh Del Monte entered into agreements to purchase annually 3.4 million European banana import licenses for $6.9 million starting in January 2003 through the termination of the European banana import license regime. The European banana import license regime is scheduled to end on December 31, 2005. The sale of its 80% non-controlling interest in Interfrucht will enable Fresh Del Monte to control the direct marketing of its products in the Northern European region.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unaudited

Liquidity and Capital Resources

Net cash provided by operating activities was $257.3 million for the first nine months of 2002 compared to $208.1 million for the same period in 2001. The increase in cash provided by operating activities was attributed to the increase in net income, which includes non-cash charges for asset impairment of $10.2 million, provision for Kunia Well Site of $7.0 million and cumulative effect of change in accounting principle of $6.1 million, combined with higher accounts payable and accrued expense balances, partially offset by higher trade receivable and inventory balances.

Working capital was $113.4 million at September 27, 2002 and $131.9 million at December 28, 2001, a decrease of $18.5 million.

Net cash used in investing activities for the first nine months of 2002 was $77.7 million compared with net cash used in investing activities of $57.4 million for the first nine months of 2001. For the first nine months of 2002, net cash used in investing activities consisted primarily of capital expenditures of $46.2 million and the acquisition of certain assets of U.K.-based Fisher Foods Limited’s chilled division from administrative receivers for approximately $37.2 million. This acquisition includes three facilities dedicated to chilled fresh-cut fruit, bagged and dressed salads and fresh-cut vegetables and accelerates Fresh Del Monte’s growth in the fresh-cut category. Net cash used in investing activities for the first nine months of 2001 consisted primarily of capital expenditures of $45.2 million and the acquisition of the remaining 50% interest in a Chilean subsidiary engaged in the production of non-tropical fruit for approximately $13.8 million.

Net cash used in financing activities for the first nine months of 2002 and 2001 was $175.0 million and $147.9 million, respectively. Net cash used in financing activities for the first nine months of 2002 consisted primarily of net repayments of long-term debt of $190.2 million, partially offset by proceeds from stock options exercised of $23.9 million. Net cash used in financing activities for the first nine months of 2001 consisted primarily of net repayments of long-term debt of $144.3 million.

At September 27, 2002, Fresh Del Monte had $450.8 million in committed working capital facilities, of which $439.2 million was available. The major portion of these facilities is represented by the $450.0 million Revolving Credit Facility. This Revolving Credit Facility includes a swing line facility, a letter of credit facility and a foreign exchange contract facility. At September 27, 2002, $3.1 million of available credit was applied towards the issuance of letters of credit. The Revolving Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and expires on May 19, 2003. We commenced negotiations to refinance the revolving line of credit and expect to have the new line of credit in place by early next year. We believe we will be able to refinance our revolving line of credit and obtain suitable terms based on our positive operating results and cash flows in recent years. The Revolving Credit Facility permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (LIBOR). Outstanding borrowings on the Revolving Credit Facility at September 27, 2002 were $8.5 million, bearing interest at an average rate of 2.57%.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

Liquidity and Capital Resources (continued)

On May 10, 2000, Fresh Del Monte amended the $450.0 million Revolving Credit Facility to include a five-year term loan (Term Loan) of $135.0 million. The Term Loan has similar terms and conditions as the Revolving Credit Facility, is payable in quarterly installments of $3.4 million which commenced on September 30, 2000, and bears interest based on a spread over LIBOR (3.07% at September 27, 2002). The Term Loan matures on May 10, 2005 with a final payment of the remaining unpaid balance. The unpaid balance of the Term Loan at September 27, 2002 was $71.1 million. Fresh Del Monte has paid down $36.9 million of the term loan during the nine months ended September 27, 2002 in addition to the quarterly installments of $3.4 million.

As of September 27, 2002, Fresh Del Monte had $152.5 million of long-term debt and capital lease obligations, including the current portion, consisting of $8.5 million related to the Revolving Credit Facility, $71.1 million related to the Term Loan, $35.9 million of long-term debt related to refrigerated vessel loans, $9.1 million of other long-term debt and $27.9 million of capital lease obligations.

As of September 27, 2002, Fresh Del Monte had cash and cash equivalents of $18.3 million.

Results of Operations

Third Quarter 2002 Compared with Third Quarter 2001

Net Sales. Net sales for the third quarter of 2002 were $498.5 million compared with $430.7 million for the third quarter of 2001. The increase in net sales of $67.8 million was attributed primarily to an increase in banana and other fresh produce net sales. Banana net sales increased due to higher per unit sales prices in the European and the Asia-Pacific regions and higher sales volumes in North America and European regions. Net sales of other fresh produce increased due to higher net sales of fresh-cut fruit and vegetables primarily due to the fresh-cut acquisition in the UK and higher net sales of pineapples due to higher per unit pricing and increased volumes.

Net sales were positively impacted by a stronger Euro and Japanese yen. The net effect of foreign exchange in the third quarter of 2002 compared with the same period of 2001 was an increase in net sales of approximately $11.8 million.

Cost of Products Sold. Cost of products sold was $430.6 million for the third quarter of 2002 compared with $366.1 million for the third quarter of 2001, an increase of $64.5 million primarily attributable to the increased sales volumes of bananas and other fresh produce.

Gross Profit. Gross profit was $67.9 million for the third quarter of 2002 compared with $64.6 million for the same period in 2001, an increase of $3.3 million. As a percentage of net sales, gross profit margin decreased from 15.0% in the third quarter of 2001 to 13.6% in the third quarter of 2002 primarily due to lower per unit sales prices of bananas in North America.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

Third Quarter 2002 Compared with Third Quarter 2001 (continued)

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $24.8 million in the third quarter of 2002 compared with $19.0 million for the third quarter of 2001, an increase of $5.8 million. The increase is principally due to higher professional fees related to on-going litigation and higher promotional and marketing expenses related to our business expansion.

Provision for Kunia Well Site. As a result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a non-cash charge of $15.0 million for environmental remediation was recorded in the third quarter of 2001. During the third quarter of 2002, as a result of additional communications with the EPA and the advice of our legal counsel and other experts, a non-cash charge of $7.0 million for environmental remediation was recorded. Accordingly, an accrual of $26.1 million is included in other noncurrent liabilities in the accompanying balance sheet at September 27, 2002 which represents the high end of the range of the estimated remediation costs associated with this matter.

Asset Impairment Charges. Based on continued operating losses of certain growing and production facilities in South and North America related to the other fresh produce segment and a fair valuation study performed related to these assets, a charge of $7.2 million for impairment of long-lived assets was recorded in the third quarter 2001. There were no asset impairment charges in the third quarter of 2002.

Operating Income. Operating income for the third quarter of 2002 was $36.1 million compared with $22.5 million for the same period in 2001, an increase of $13.6 million due to the improvement in gross profit, a decrease of non-cash charges for the provision for Kunia Well Site and asset impairment charges recorded in the third quarter of 2001, partially offset by the increase in selling, general and administrative expenses.

Interest Expense. Interest expense decreased $3.2 million to $3.5 million for the third quarter of 2002 compared with $6.7 million for the third quarter of 2001, as a result of lower average debt balances and lower effective interest rates.

Other Income (Loss), net. Other income (loss), net improved by $4.2 million from a loss of $0.8 million for the third quarter of 2001 to income of $3.4 million for the third quarter of 2002. The change is due primarily to foreign exchange gains related to the stronger Euro and gain on sale of assets.

Provision for Income Taxes. Provision for income taxes decreased from $7.5 million in the third quarter of 2001 to $4.0 million in the third quarter of 2002 due primarily to provisions recorded in 2001 for ongoing audits in various jurisdictions.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

First Nine Months of 2002 Compared with First Nine Months of 2001

Net Sales. Net sales for the first nine months of 2002 were $1,603.1 million compared with $1,506.0 million for the first nine months of 2001. The increase in net sales of $97.1 million was attributed to the increase in net sales across all product segments. Banana net sales increased as a result of higher per unit sales prices in the Asia-Pacific region and increased sales volume in North America and the European region, partially offset by lower sales volumes in the Asia-Pacific region. Net sales of other fresh produce increased due to higher net sales of fresh-cut fruit and vegetables primarily due to the fresh-cut acquisition in the UK, higher net sales of pineapples and melons due primarily to increased volumes in all markets.

Cost of Products Sold. Cost of products sold was $1,331.6 million for the first nine months of 2002 compared with $1,274.7 million for the first nine months of 2001, an increase of $56.9 million. The increase is primarily due to higher banana sales volumes in North America and the European region and an increase in volumes in the other fresh produce category.

Gross Profit. Gross profit was $271.5 million for the first nine months of 2002 compared with $231.3 million for the same period in 2001. As a percentage of net sales, gross profit margin increased to 16.9% in the first nine months of 2002 from 15.4% in the first nine months of 2001 primarily due to the higher sales volumes of fresh-cut fruit and vegetables, melons and pineapples.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $9.5 million to $73.7 million in the first nine months of 2002 compared with $64.2 million in the first nine months of 2001. The increase is principally due to higher administrative expenses primarily for professional fees related to business development and on-going litigation and higher promotional and marketing expenses related to our business expansion.

Amortization of Goodwill. Amortization of goodwill was eliminated during 2002 due to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” as of December 29, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment at least annually.

Provision for Kunia Well Site. As a result of communications with the EPA related to our leased plantation in Kunia, Hawaii, a non-cash charge of $15.0 million for environmental remediation was recorded in the third quarter of 2001. During the third quarter of 2002, as a result of additional communications with the EPA and the advice of our legal counsel and other experts, a non-cash charge of $7.0 million for environmental remediation was recorded. Accordingly, an accrual of $26.1 million is included in other noncurrent liabilities in the accompanying balance sheet at September 27, 2002 which represents the high end of the range of the estimated remediation costs associated with this matter.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

First Nine Months of 2002 Compared with First Nine Months of 2001 (continued)

Asset Impairment Charges. Based on the continued operating losses of certain distribution facilities in South Africa and Argentina and a decline in the fair value of certain long-term assets in South America related to the other fresh produce segment, a charge of $10.2 million for impairment of long-lived assets was recorded during the first nine months of 2002. Based on continued operating losses of certain growing and production facilities in South and North America related to the other fresh produce segment and a fair valuation study performed related to these assets, a charge of $7.2 million for impairment of long-lived assets was recorded for the first nine months of 2001.

Operating Income. Operating income for the first nine months of 2002 was $180.6 million compared with $142.3 million for the same period in 2001, an increase of $38.3 million. The increase is due primarily to the increase in gross profit and a decrease of non-cash charges for the provision for Kunia Well Site and asset impairment charges recorded in the third quarter of 2001, partially offset by the increase in selling, general and administrative expenses.

Interest Expense. Interest expense decreased $14.5 million to $12.4 million for the first nine months of 2002 compared with $26.9 million for the first nine months of 2001, as a result of lower average debt balances combined with lower effective interest rates.

Other Income (Loss), net. Other income (loss), net improved by $16.0 million from a loss of $7.0 million for the first nine months of 2001 to income of $9.0 million for the first nine months of 2002. The change is due primarily to foreign exchange gains related to the stronger Euro and Japanese yen and insurance proceeds of $2.4 million from claims related to our Guatemalan operations and gain on sale of assets.

Provision for Income Taxes. Provision for income taxes decreased from $19.1 million in the first nine months of 2001 to $12.3 million for the first nine months of 2002 due primarily due to provisions recorded in 2001 for ongoing audits in various jurisdictions.

Seasonality

Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2002 year.

Recent Developments

On September 30, 2002, Fresh Del Monte entered into a sale and purchase agreement to sell its 80% non-controlling interest in Internationale Fruchtimport Gesellschaft Weichert & Co. (Interfrucht), a Northern European distributor of fresh fruit and other produce for a sale price of $30 million with an ownership transfer date of December 31, 2002. The transaction is subject to necessary approval by anti-trust regulators in three European countries and if such approvals are obtained, the transaction is expected to close on November 29, 2002. In conjunction with this agreement, Fresh Del Monte entered into agreements to purchase annually 3.4 million European banana import licenses for $6.9 million starting in January 2003 through the termination of the European banana import regime. The European banana import license regime is scheduled to end on December 31, 2005. The sale of its 80% non-controlling interest in Interfrucht will enable Fresh Del Monte to control the direct marketing of its products in the Northern European region.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: November 1, 2002	By:	/s/ Hani El-Naffy

Hani El-Naffy President & Chief Operating Officer

	By:	/s/John F. Inserra

John F. Inserra Executive Vice President & Chief Financial Officer